UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

On June 7, 2024, Arbe Robotics Ltd. (the ‘Company”) furnished a report on Form 6-K to describe a convertible debt offering. This report on Form 6-K/A is being filed to expand on the previous disclosure and to furnish an English translation (which is unofficial) of the deed of trust as an Exhibit. The disclosure in this Form 6-K/A updates and replaces the description in the Form 6-K as originally filed. The official text of deed of trust is in Hebrew. The Company's reports in Israel, including the registration statement and the prospectus (of which the deed of trust is an exhibit) relating to the issuance of the debentures, are published by the Company on the website of the Israel Securities Authority at https://www.magna.isa.gov.il.

Issuance of Convertible Debentures

On June 4, 2024, the Company issued its convertible debentures in the principal amount of NIS 110,000,000 (approximately $30 million). The debentures were issued solely to Israeli investors and were not offered in the United States or to U.S. persons. The debentures bear interest on the principal amount of the debentures at the rate or 6.5% per annum, mature on May 30, 2028, and are convertible into the Company’s ordinary shares at a conversion price of NIS 9.53 (approximately $2.60) per share. The debentures are listed for trading on the Tel Aviv Stock Exchange (“TASE”) under the symbol ARBE.C1, and trading commenced on June 6, 2024. As previously reported, the Company’s ordinary shares are listed on Nasdaq and the TASE.

Although the debentures are denominated in NIS, the principal and interest are indexed to the US dollar, such that if on any date that interest or principal is payable, the exchange rate is different from the basic rate, which is 3.675 NIS for $1.00, there will be a proportional increase or decrease in the amount of the interest or principal payment, as applicable.

The debentures were issued pursuant to a deed of trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company Ltd., as trustee (the “Trustee”) pursuant to a public bid under Israeli law on June 3, 2023 at a price of NIS 1031 per debenture in the principal amount of NIS 1000 pursuant to a prospectus filed with the Israel Securities Authority and the TASE.. Prior to the public bid, we obtained preliminary commitments from classified investors, who are investors who, under Israeli securities law, do not require the delivery of a prospectus. Certain classified investors who committed to purchase debentures in advance of the public bid, received a commission in the aggregate amount of NIS 1,028,073, which was effected as a reduction of their purchase price. The proceeds from the sale of the debentures, which were approximately NIS 112,400,000 (approximately $30.6 million), are held in escrow and will be released to the Company upon satisfaction of the following release conditions by March 31, 2025:

●	The Company wins a tender or contract to supply its products as a single supplier of chips of imaging radar (directly or through one of the international Tier 1 manufacturers) to one of ten named major automobile manufactures.

●	The average closing trading price of the Company’s ordinary shares on Nasdaq is not less than $3.10 per share during 30 consecutive trading days, and the average combined trading volume on Nasdaq and TASE during such 30 trading days is at least 300,000 shares per day.

●	The closing price of the Company’s ordinary shares on Nasdaq on the date the Company presents to the Trustee the documentation confirming the fulfillment of the abovementioned conditions precedent, is not less than $3.10.

If the Company does not meet the release conditions by March 31, 2025, the Company will be required to effect an early redemption of the debentures, which will result in the use of the funds in the escrow account to pay the debentures, and the Company will be required to pay to the Trustee such additional amounts as are required to pay the interest and any payment due as a result of the differential in the exchange rate. Notwithstanding the foregoing, in the event that any debentures are converted into ordinary shares, the funds in the escrow account that relate to the converted debentures will be released to the Company provided that the amount remaining in the escrow account after the payment to the Company is not less than the principal amount of the outstanding debentures.

The deed of trust requires the Company to comply with the following two covenants as long as the debentures are outstanding:

●	The Company’s shareholders’ equity shall not fall below $5 million as of the last day of two consecutive quarters.

●	The Company shall have cash and cash equivalents of not less than $5 million as of the last day of one quarter.

Although the debentures are unsecured obligations of the Company, the deed of trust provides that the Trustee will have a security interest, for the benefit of the debenture holders, in the escrow funds. The Company is prohibited, as long as the debentures are outstanding, from creating or agreeing to create in favor of any third party any floating charge of any rank over all of the Company’s present and future property and rights to secure any obligation or debt of any kind, unless either the lien is approved by a special resolution of the debenture holders or the Company creates, in favor of the debenture holders, concurrently with the grant of the lien to the third party, a charge of equal ranking with the lien to the third party which is pari passu with the lien to the third party. The Company is also prohibited from incurring financial debt (bonds, bank and non-bank credit) except for unsecured financial debt of up to $500,000. Financial debt does not include current liabilities in the framework of the Company’s current operations and its normal course of business, which are included in the Company’s working capital in respect of inventories, supplier obligations and trade receivables. The Company also has limited rights to issue other series of debentures as long as the Company is in compliance with the provisions of the deed of trust.

The Company is prohibited from making any distribution with respect to its ordinary shares; except that, this restriction does not apply if more than 90% of the principal amount of debentures has been converted, except that, in such event the Company can only make a distribution if, following the distribution, the Company’s equity capital is not less than NIS 24 million (approximately $6.5 million).

The deed of trust has customary default provisions, including the Company’s failure to meet the covenants, the failure of the debentures to be traded on the TASE and the Company’s merger with another entity without prior approval of the debenture holders unless the Company or the surviving entity has stated, at least ten business days prior to the date of the merger, that there is no reasonable concern that the Company or the surviving entity, as the case may be, will not be able to meet the Company’s obligations towards the debenture holders. If any of the default events occurs, the Trustee is required to convene a meeting of the debenture holders for the purpose of approving a resolution to call for the immediate repayment of the debentures, on ten business days’ notice to the Company, except that such notice is not required if there is reasonable concern that the giving of notice will impair the Company’s ability to immediately repay the debentures. The Trustee shall also call such a meeting on receipt of notice from one or more debenture holders who hold in the aggregate at least 5% of the principal amount of debentures. The deed of trust also sets for a procedure for the appointment of debenture holders to grant the Company an extension of time for complying with the financial covenants of up to 90 days or until the publication of the Company’s financial statements, whichever is earlier

Any payment of principal or interest not made within seven business days from the date such payment is due, for a reason dependent upon the Company, shall bear interest at the current interest rate plus 5% from the date payment is due until the date of payment.

The Company has the right to prepay the all of debentures if it effects a going private transaction or enter into a binding agreement to enter into such a transaction, in which event the debentures are convertible into ordinary shares at a conversion price of NIS 8.53 (approximately $2.32). If the TSAE delists the debentures because the outstanding principal amount of debentures, which may result from conversions of the debentures, is less than the amount required for listing the Company is required to redeem the debentures that the debenture holders have sought to be redeemed. In either case, the redemption price is to be the highest of (i) the market value of the debentures; (ii) the principal amount of the debentures and (iii) the cash flow balance of the outstanding debentures in circulation. The cash flow balance is the principal plus the interest that the debentures carry upon forced early redemption (including penalty interest, if applicable) and the accrued currency rate differential, discounted according to the government bond yield (as defined below) plus interest at a rate of 0.9%, calculated on the basis of a daily calculation (365 days a year). The government bond yield means the average yield (gross) to maturity in the seven business day period that ends two business days before the date of the notice of forced early redemption, of two series of US Dollar -denominated bond series of the State of Israel, whose average life is the closest to the average life of the debentures on the relevant date, i.e. one series whose closest average life is higher than the average life of the debentures on the relevant date, and one series whose closest average life is lower than the average life of the debentures on the relevant date, and whose weighted value will reflect the average life of the debentures on the relevant date.

In the event that the Company purchases debentures for its own account, the debentures are withdrawn from circulation and the Company may not reissue the debentures If debentures are purchased by a related party, as defined in the deed of trust, the related party does not have voting rights with respect to the debentures and the debentures are not counted for determining whether a quorum is present.

The broker for the sale of the debentures is IBI Underwriting Ltd., which will receive as compensation 1% of the funds raised which was due upon the issuance of the debentures and has been paid, 2% upon release of the funds to the Company and 2% upon conversion of the debentures, and a payment of NIS 30,000 (approximately $8,200) for expenses.

The foregoing is a summary of the terms of the debentures, which is qualified in its entirety by reference to the deed of trust, an unofficial English translation of which will be furnished with an amendment to this Form 6-K/A. The official text of deed of trust is in Hebrew. The Company's reports in Israel, including the registration statement and the prospectus (of which the deed of trust is an exhibit) relating to the issuance of the debentures, are published by the Company on the website of the Israel Securities Authority at https://www.magna.isa.gov.il.

On June 6, 2024, the Company issued a press release announcing the issuance of the debentures.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K/A contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to the Company meeting the conditions to the release of the net proceeds of the debenture offering from escrow and meeting the covenants, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this Form 6-K.

Exhibit Index

Exhibit No.	Document Description

99.1	English translation (unofficial) of the deed of trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company Ltd(1)
99.2	Press release dated June 6, 2024.(2)

(1)	The description of the debentures set forth in this Form 6-K/A (which is qualified in its entirety by reference to the deed of trust) and the deed of trust are incorporated by reference in any filings on F-3 or S-8 that incorporate by reference future filings.
(2)	Furnished as an exhibit to the Form 6-K that was furnished to the SEC on June 7, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: June 18, 2024	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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